                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            Duckwall Alco Stores Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   264142100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Richard A. Mansfield
                            Duckwall Alco Stores Inc.
                               401 Cottage Street
                             Abilene, KS 67410-0129
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 31, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------

CUSIP No.    264142100
          ---------------

1.   Names of Reporting Person(s) Jeffrey Macke
     I.R.S. Identification Nos. of Above Persons (entities only)




2.   Check The Appropriate Box If A Member Of A Group*

                                                                  (a) [ ]
                                                                  (b) [_]

3.   Sec Use Only


4.   Source Of Funds

     PF and OO

5.   Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D)
     Or 2(E)                                                          [_]

6.   Citizenship Or Place Of Organization          United States Citizen


                              7.    Sole Voting Power                446,300
        Number Of
         Shares
      Beneficially            8.    Shared Voting Power                    0
        Owned By
          Each
        Reporting             9.    Sole Dispositive Power           446,300
         Person
          With
                              10.   Shared Dispositive Power               0


11.  Aggregate Amount Beneficially Owned By Each Reporting Person

     446,300

12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares
                                                                      [_]

13.  Percent Of Class Represented By Amount In Row (11)

     8.7%

14.  Type Of Reporting Person

     IN

INTRODUCTION

The reporting person named in Item 2 below has been granted beneficial ownership, as defined in Rule 13d-3, of all the shares being reported on this
Schedule 13D by the following individuals or entities:

     JKM Investments, LLC; Melissa K. Macke; Michael J. Macke; Kenneth A. Macke; Macke Limited Partnership; the Kenneth A. Macke Trust; and Kathleen Macke, collectively hereinafter referred to as (the "Macke Parties"). See Item 6,
     Item 7 and Exhibits for this Schedule 13D for additional information relating to the arrangements and agreements between the Macke Parties and the Reporting Person.

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, $.01 par value (the "Common Stock") of Duckwall Alco Stores Inc., a Kansas corporation (the "Issuer"), whose principal exeuctive offices are located at 401 Cottage Street, Abilene, KS 67410.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name: Jeffrey Macke
(b)  Business Address: 2401 Vallejo Street, San Francisco, CA 94123
(c)  Present principal occupation or employment and business name and adress:
     Investment Manager, JKM Investments, LLC, 2401 Vallejo Street, San Francisco, CA 94123
(d)  Convictions in the last 5 years: None
(e)  Securities law violations in the last 5 years: None
(f)  Citizenship: United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of July 31, 1998, the Macke Parties entered into a stock agreement with K.D.F., a Massachusetts Nominee Partnership to purchased an additional 200,000 shares of Common Stock for $18.00 per share for an aggregate purchase price of $3,600,000. All funds for the acquisition of the Common Stock of the Issuer were personal investment funds of the Macke Parties or borrowed by the Macke Parties under ordinary margin lending arrangements with National Banc Montgomery Securities.

ITEM 4.  PURPOSE OF TRANSACTION.

The shares covered by this Schedule 13D are being held for investment purposes. Depending upon a continuing assessment and upon future developments, the reporting person may determine, from time to time or at any time, to purchase additional shares of the Issuer or to sell or otherwise dispose of some of the shares. Other than in his capacity as a possible future member of the Board of Directors of the Issuer, the reporting person has no plans which relate to or would result in: (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (other then stated above); (d) Any material change in the present capitalization or dividend policy of the Issuer; (e) Any other material change in the Issuer's business or corporate structure; (f) Changes in the Issuer's corporate charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (i) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The reporting person beneficially owns an aggregate of 446,300 shares,or 8.7% of the outstanding Common Stock of the Issuer. The percentage outstanding Common Stock reported in this Item 5 are based on the assumption that there are 5,119,761 shares of Common Stock outstanding, which is the number of outstanding shares set forth on the Issuer's quarterly report or Form 10Q, filed with the SEC as of June 11, 1998 for the quarter ended May 3, 1998.

(b) The reporting person has sole voting and dispositive power over the shares being reported. The responses of the reporting person to Items (7) through (11) of the cover page relating to his beneficial ownership of the Common Stock of the Issuer are incorporated herein by reference.

(c) In addition to the 200,000 shares purchased as of July 31, 1998 discussed in Item (3) above the reporting person and the Macke Parties have acquired an aggregate of 5,500 shares of Common Stock of the Issuer in the past sixty days.

(d.) Each of the persons or entities comprising the Macke Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer for which they have a financial interest. The financial interests of the reporting person and the Macke Parties are set forth on Exhibit H of the Schedule 13-D and incorporated herein by reference.

(e)  Not applicable.

ITEMS 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

Jeffrey Macke has beneficial ownership under Rule 13d-3 for the Common Stock of the Issuer being reported on this Schedule 13D. As of July 27, 1998, each of the Macke Parties entered into an agreement with Jeffrey Macke granting him sole voting and investment power over the Common Stock they own or may purchase or acquire in the future. The Custodianship, Irrevocable Proxy and Power of Attorney Agreements between Jeffrey Macke and each of the Macke Parties are hereto attached as Exhibits A - G to this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Custodianship, Irrevocable Proxy and Power of Attorney Agreement between Jeffrey Macke dated as of July 27, 1998:

       Exhibit
       -------

          A Custodian, Irrevocable Proxy and Power of Attorney granted by JKM Investments, LLC

          B Custodian, Irrevocable Proxy and Power of Attorney granted by Melissa K. Macke

          C Custodian, Irrevocable Proxy and Power of Attorney granted by Michael J. Macke

          D Custodian, Irrevocable Proxy and Power of Attorney granted by Kenneth A. Macke

          E Custodian, Irrevocable Proxy and Power of Attorney granted by Macke Limited Partnership

          F Custodian, Irrevocable Proxy and Power of Attorney granted by the Kenneth A. Macke Trust

          G Custodian, Irrevocable Proxy and Power of Attorney granted by Kathleen Macke

          H Summary of financial ownership of the Common Stock of the Issuer

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated:  August 7, 1998                       /S/ Jeffrey Macke
                                       -----------------------------------
                                                 Jeffrey Macke

                                  EXHIBIT INDEX

    Exhibit Letter  Description of Exhibit
    --------------  ----------------------

          A Custodian, Irrevocable Proxy and Power of Attorney granted by JKM Investments, LLC

          B Custodian, Irrevocable Proxy and Power of Attorney granted by Melissa K. Macke

          C Custodian, Irrevocable Proxy and Power of Attorney granted by Michael J. Macke

          D Custodian, Irrevocable Proxy and Power of Attorney granted by Kenneth A. Macke

          E Custodian, Irrevocable Proxy and Power of Attorney granted by Macke Limited Partnership

          F Custodian, Irrevocable Proxy and Power of Attorney granted by the Kenneth A. Macke Trust

          G Custodian, Irrevocable Proxy and Power of Attorney granted by Kathleen Macke

          H Summary of financial ownership of the Common Stock of the Issuer

                                                                       EXHIBIT A

Mr. Jeffrey Macke
2401 Vallejo Street
San Francisco, California  94123

     RE: CUSTODIANSHIP, IRREVOCABLE PROXY AND POWER OF ATTORNEY

Dear Mr. Macke:

     The undersigned hereby appoints you, effective as of the date of this letter, as the undersigned's sole and exclusive custodian, proxy and attorney-in-fact, with full power of assignment, delegation and substitution by you, with respect to all shares of Duckwall Alco Stores Inc. Common Stock (CUSIP
Number: 264142100) (the "Common Stock") that the undersigned owns, directly or indirectly, on the date of this letter or may acquire from time to time after the date of this letter (whether such shares acquired after the date hereof are acquired by you on the undersigned's behalf using the powers granted to you by this letter or the undersigned otherwise acquires such shares). All such shares of Common Stock currently or in the future owned by the undersigned are referred to in this letter as the "Shares.") Without limiting the foregoing appointment, the undersigned hereby specifically agrees as follows:

     1. CUSTODIANSHIP. The undersigned authorizes and directs you to hold the certificates representing the Shares on the undersigned's behalf in such manner as you deem appropriate (including without limiting the foregoing, holding physical certificates in the name of the undersigned, holding such certificates in your own name, holding such certificates in the name of such nominee or street name as you deem appropriate, having such certificates held by others for safekeeping or by an intermediary or intermediaries (including banks, brokers, depositories or others) as part of an indirect holding system, and changing arrangements for holding such certificates as you deem appropriate).

     2. PROXY. The undersigned authorizes and directs you to act as the undersigned's proxy with respect to the Shares and to vote all Shares in such amount and in such manner as you in your sole and absolute discretion deem appropriate on all matters submitted to holders of Common Stock. The undersigned authorizes and directs you to exercise all other rights appurtenant to voting the Shares, calling meetings and making proposals with regard to the Shares in such manner as you in your sole and absolute discretion deem appropriate.

     3. POWER OF ATTORNEY. The undersigned authorizes and directs you to act as the undersigned's sole and exclusive attorney-in-fact, with full power and authority to acquire Shares on behalf of the undersigned, to the extent the undersigned provides funds to you for such purpose, at such price and on such terms and at such times as you in your sole and absolute discretion deem appropriate. The undersigned authorizes and directs you to act as the undersigned's sole and exclusive attorney-in-fact, with full power and authority to dispose of Shares on behalf of the undersigned, crediting net proceeds derived therefrom to an account designated by the undersigned in such manner as you may deem appropriate, at such price and on such terms and at such times as you in your sole and absolute discretion deem appropriate.

     4. POWER TO SIGN DOCUMENTS AND TAKE OTHER ACTIONS. The appointment as custodian, proxy and attorney-in-fact contained herein shall include the power and authority for you to sign any and all documents and take any and all other actions in the name or otherwise on behalf of the undersigned as you in your sole and exclusive discretion deem necessary and appropriate in order to carry out the purposes of this letter and the authority conveyed to you hereby.

     5. SOLE VOTING AND DISPOSITIVE POWER. It is understood and agreed that your power to vote and dispose of the Shares is sole and exclusive and that the undersigned shall maintain no power to vote or dispose of the Shares while this appointment is in effect.

     6. IRREVOCABILITY AND CONSIDERATION. The undersigned acknowledges and agrees that this appointment is given in exchange for good and valuable consideration sufficient to the undersigned for all legal purposes. Consequently, the undersigned agrees that this appointment is irrevocable and may only be terminated or modified by the written agreement of both the undersigned and you.

     7. MISCELLANEOUS

     (A) ENTIRE AGREEMENT. This letter contains the entire understanding between the parties with respect to the subject matter of this letter and supersedes any prior understandings, agreements or representations, written or oral, relating to the subject matter hereof.

     (B) SEVERABILITY. Whenever possible, each provision of this appointment shall be interpreted in such a manner as to be effective and valid under applicable law but if any provision of this appointment is held to be invalid, illegal or unenforceable under any applicable law or rule, the validity, legality and enforceability of the other provisions of this appointment will not be affected or impaired thereby.

     (C) SUCCESSORS AND ASSIGNS. This appointment shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives and successors and assigns.

     (D) MODIFICATION, AMENDMENT, WAIVER OR TERMINATION. No provision of this appointment may be modified, amended, waived or terminated except by an instrument in writing signed by both you and the undersigned. No course of dealing between you and the undersigned will modify, amend, waive or terminate any provision of this appointment or any rights or obligations of any party under or by reason of this appointment.

     (E) NOTICES. All notices, consents, requests, instructions, designations, approvals or other communications relating to the subject matter of this letter shall be in writing and delivered by personal delivery, overnight courier, mail, electronic facsimile or e-mail addressed to the receiving party at the address set forth herein. All such communications shall be effective when received. Any party may change the address set forth herein by notice to each other party given as provided herein.

     (F) GOVERNING LAW. All matters relating to the interpretation, construction, validity and enforcement of this appointment shall be governed by the internal laws of the state of Minnesota, without giving effect to any choice of law provisions thereof.

     (G) EXPENSES. The undesigned shall reimburse you for any and all expenses incurred by you in connection with your role as custodian, proxy and attorney-in-fact hereunder. You may deduct such expenses from any funds provided to you by the undersigned or from the proceeds of any disposition of Shares carried out by you on behalf of the undersigned.

Dated:  July 27, 1998                  JKM INVESTMENTS, LLC


                                       By  /s/ Jeffrey Macke
                                           -------------------------------
                                       Its Investment manager
                                           -------------------------------



                                       ADDRESS
                                       2401 Vallejo Street
                                       -----------------------------------
                                       San Franciso, CA 94123
                                       -----------------------------------


Acknowledged and agreed effective
as of July 27, 1998:


  /s/Jeffrey Mack
----------------------------------
Jeffrey Macke

                                                                       EXHIBIT B



Mr. Jeffrey Macke
2401 Vallejo Street
San Francisco, California  94123

RE: CUSTODIANSHIP, IRREVOCABLE PROXY AND POWER OF ATTORNEY

Dear Mr. Macke:

     The undersigned hereby appoints you, effective as of the date of this letter, as the undersigned's sole and exclusive custodian, proxy and attorney-in-fact, with full power of assignment, delegation and substitution by you, with respect to all shares of Duckwall Alco Stores Inc. Common Stock (CUSIP
Number: 264142100) (the "Common Stock") that the undersigned owns, directly or indirectly, on the date of this letter or may acquire from time to time after the date of this letter (whether such shares acquired after the date hereof are acquired by you on the undersigned's behalf using the powers granted to you by this letter or the undersigned otherwise acquires such shares). All such shares of Common Stock currently or in the future owned by the undersigned are referred to in this letter as the "Shares.") Without limiting the foregoing appointment, the undersigned hereby specifically agrees as follows:

     1. CUSTODIANSHIP. The undersigned authorizes and directs you to hold the certificates representing the Shares on the undersigned's behalf in such manner as you deem appropriate (including without limiting the foregoing, holding physical certificates in the name of the undersigned, holding such certificates in your own name, holding such certificates in the name of such nominee or street name as you deem appropriate, having such certificates held by others for safekeeping or by an intermediary or intermediaries (including banks, brokers, depositories or others) as part of an indirect holding system, and changing arrangements for holding such certificates as you deem appropriate).

     2. PROXY. The undersigned authorizes and directs you to act as the undersigned's proxy with respect to the Shares and to vote all Shares in such amount and in such manner as you in your sole and absolute discretion deem appropriate on all matters submitted to holders of Common Stock. The undersigned authorizes and directs you to exercise all other rights appurtenant to voting the Shares, calling meetings and making proposals with regard to the Shares in such manner as you in your sole and absolute discretion deem appropriate.

     3. POWER OF ATTORNEY. The undersigned authorizes and directs you to act as the undersigned's sole and exclusive attorney-in-fact, with full power and authority to acquire Shares on behalf of the undersigned, to the extent the undersigned provides funds to you for such purpose, at such price and on such terms and at such times as you in your sole and absolute discretion deem appropriate. The undersigned authorizes and directs you to act as the undersigned's sole and exclusive attorney-in-fact, with full power and authority to dispose of Shares on behalf of the undersigned, crediting net proceeds derived therefrom to an account designated by the undersigned in such manner as you may deem appropriate, at such price and on such terms and at such times as you in your sole and absolute discretion deem appropriate.

     4. POWER TO SIGN DOCUMENTS AND TAKE OTHER ACTIONS. The appointment as custodian, proxy and attorney-in-fact contained herein shall include the power and authority for you to sign any and all documents and take any and all other actions in the name or otherwise on behalf of the undersigned as you in your sole and exclusive discretion deem necessary and appropriate in order to carry out the purposes of this letter and the authority conveyed to you hereby.

     5. SOLE VOTING AND DISPOSITIVE POWER. It is understood and agreed that your power to vote and dispose of the Shares is sole and exclusive and that the undersigned shall maintain no power to vote or dispose of the Shares while this appointment is in effect.

     6. IRREVOCABILITY AND CONSIDERATION. The undersigned acknowledges and agrees that this appointment is given in exchange for good and valuable consideration sufficient to the undersigned for all legal purposes. Consequently, the undersigned agrees that this appointment is irrevocable and may only be terminated or modified by the written agreement of both the undersigned and you.

     7. MISCELLANEOUS

     (A) ENTIRE AGREEMENT. This letter contains the entire understanding between the parties with respect to the subject matter of this letter and supersedes any prior understandings, agreements or representations, written or oral, relating to the subject matter hereof.

     (B) SEVERABILITY. Whenever possible, each provision of this appointment shall be interpreted in such a manner as to be effective and valid under applicable law but if any provision of this appointment is held to be invalid, illegal or unenforceable under any applicable law or rule, the validity, legality and enforceability of the other provisions of this appointment will not be affected or impaired thereby.

     (C) SUCCESSORS AND ASSIGNS. This appointment shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives and successors and assigns.

     (D) MODIFICATION, AMENDMENT, WAIVER OR TERMINATION. No provision of this appointment may be modified, amended, waived or terminated except by an instrument in writing signed by both you and the undersigned. No course of dealing between you and the undersigned will modify, amend, waive or terminate any provision of this appointment or any rights or obligations of any party under or by reason of this appointment.

     (E) NOTICES. All notices, consents, requests, instructions, designations, approvals or other communications relating to the subject matter of this letter shall be in writing and delivered by personal delivery, overnight courier, mail, electronic facsimile or e-mail addressed to the receiving party at the address set forth herein. All such communications shall be effective when received. Any party may change the address set forth herein by notice to each other party given as provided herein.

     (F) GOVERNING LAW. All matters relating to the interpretation, construction, validity and enforcement of this appointment shall be governed by the internal laws of the state of Minnesota, without giving effect to any choice of law provisions thereof.

     (G) EXPENSES. The undesigned shall reimburse you for any and all expenses incurred by you in connection with your role as custodian, proxy and attorney-in-fact hereunder. You may deduct such expenses from any funds provided to you by the undersigned or from the proceeds of any disposition of Shares carried out by you on behalf of the undersigned.

Dated:  July 27, 1998                     /s/ Melissa K. Macke
                                       -----------------------------------
                                       Melissa K. Macke

                                       ADDRESS
                                       1655 Fox Street
                                       Orono, MN  55399

Acknowledged and agreed effective
as of July 27, 1998:


  /s/ Jeffrey Macke
----------------------------------
Jeffrey Macke

                                                                       EXHIBIT C





Mr. Jeffrey Macke
2401 Vallejo Street
San Francisco, California  94123

     RE: CUSTODIANSHIP, IRREVOCABLE PROXY AND POWER OF ATTORNEY

Dear Mr. Macke:

     The undersigned hereby appoints you, effective as of the date of this letter, as the undersigned's sole and exclusive custodian, proxy and attorney-in-fact, with full power of assignment, delegation and substitution by you, with respect to all shares of Duckwall Alco Stores Inc. Common Stock (CUSIP
Number: 264142100) (the "Common Stock") that the undersigned owns, directly or indirectly, on the date of this letter or may acquire from time to time after the date of this letter (whether such shares acquired after the date hereof are acquired by you on the undersigned's behalf using the powers granted to you by this letter or the undersigned otherwise acquires such shares). All such shares of Common Stock currently or in the future owned by the undersigned are referred to in this letter as the "Shares.") Without limiting the foregoing appointment, the undersigned hereby specifically agrees as follows:

     1. CUSTODIANSHIP. The undersigned authorizes and directs you to hold the certificates representing the Shares on the undersigned's behalf in such manner as you deem appropriate (including without limiting the foregoing, holding physical certificates in the name of the undersigned, holding such certificates in your own name, holding such certificates in the name of such nominee or street name as you deem appropriate, having such certificates held by others for safekeeping or by an intermediary or intermediaries (including banks, brokers, depositories or others) as part of an indirect holding system, and changing arrangements for holding such certificates as you deem appropriate).

     2. PROXY. The undersigned authorizes and directs you to act as the undersigned's proxy with respect to the Shares and to vote all Shares in such amount and in such manner as you in your sole and absolute discretion deem appropriate on all matters submitted to holders of Common Stock. The undersigned authorizes and directs you to exercise all other rights appurtenant to voting the Shares, calling meetings and making proposals with regard to the Shares in such manner as you in your sole and absolute discretion deem appropriate.

     3. POWER OF ATTORNEY. The undersigned authorizes and directs you to act as the undersigned's sole and exclusive attorney-in-fact, with full power and authority to acquire Shares on behalf of the undersigned, to the extent the undersigned provides funds to you for such purpose, at such price and on such terms and at such times as you in your sole and absolute discretion deem appropriate. The undersigned authorizes and directs you to act as the undersigned's sole and exclusive attorney-in-fact, with full power and authority to dispose of Shares on behalf of the undersigned, crediting net proceeds derived therefrom to an account designated by the undersigned in such manner as you may deem appropriate, at such price and on such terms and at such times as you in your sole and absolute discretion deem appropriate.

     4. POWER TO SIGN DOCUMENTS AND TAKE OTHER ACTIONS. The appointment as custodian, proxy and attorney-in-fact contained herein shall include the power and authority for you to sign any and all documents and take any and all other actions in the name or otherwise on behalf of the undersigned as you in your sole and exclusive discretion deem necessary and appropriate in order to carry out the purposes of this letter and the authority conveyed to you hereby.

     5. SOLE VOTING AND DISPOSITIVE POWER. It is understood and agreed that your power to vote and dispose of the Shares is sole and exclusive and that the undersigned shall maintain no power to vote or dispose of the Shares while this appointment is in effect.

     6. IRREVOCABILITY AND CONSIDERATION. The undersigned acknowledges and agrees that this appointment is given in exchange for good and valuable consideration sufficient to the undersigned for all legal purposes. Consequently, the undersigned agrees that this appointment is irrevocable and may only be terminated or modified by the written agreement of both the undersigned and you.

     7. MISCELLANEOUS

     (A) ENTIRE AGREEMENT. This letter contains the entire understanding between the parties with respect to the subject matter of this letter and supersedes any prior understandings, agreements or representations, written or oral, relating to the subject matter hereof.

     (B) SEVERABILITY. Whenever possible, each provision of this appointment shall be interpreted in such a manner as to be effective and valid under applicable law but if any provision of this appointment is held to be invalid, illegal or unenforceable under any applicable law or rule, the validity, legality and enforceability of the other provisions of this appointment will not be affected or impaired thereby.

     (C) SUCCESSORS AND ASSIGNS. This appointment shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives and successors and assigns.

     (D) MODIFICATION, AMENDMENT, WAIVER OR TERMINATION. No provision of this appointment may be modified, amended, waived or terminated except by an instrument in writing signed by both you and the undersigned. No course of dealing between you and the undersigned will modify, amend, waive or terminate any provision of this appointment or any rights or obligations of any party under or by reason of this appointment.

     (E) NOTICES. All notices, consents, requests, instructions, designations, approvals or other communications relating to the subject matter of this letter shall be in writing and delivered by personal delivery, overnight courier, mail, electronic facsimile or e-mail addressed to the receiving party at the address set forth herein. All such communications shall be effective when received. Any party may change the address set forth herein by notice to each other party given as provided herein.

     (F) GOVERNING LAW. All matters relating to the interpretation, construction, validity and enforcement of this appointment shall be governed by the internal laws of the state of Minnesota, without giving effect to any choice of law provisions thereof.

     (G) EXPENSES. The undesigned shall reimburse you for any and all expenses incurred by you in connection with your role as custodian, proxy and attorney-in-fact hereunder. You may deduct such expenses from any funds provided to you by the undersigned or from the proceeds of any disposition of Shares carried out by you on behalf of the undersigned.

Dated:  July 27, 1998                     /s/ Michael J. Macke
                                       -----------------------------------
                                       Michael J. Macke

                                       ADDRESS

                                       5602 500 W.
                                       Moab, UT  84544

Acknowledged and agreed effective
as of July 27, 1998:


  /s/ Jeffrey Macke
----------------------------------
Jeffrey Macke

                                                                       EXHIBIT D



Mr. Jeffrey Macke
2401 Vallejo Street
San Francisco, California  94123

     RE: CUSTODIANSHIP, IRREVOCABLE PROXY AND POWER OF ATTORNEY

Dear Mr. Macke:

     The undersigned hereby appoints you, effective as of the date of this letter, as the undersigned's sole and exclusive custodian, proxy and attorney-in-fact, with full power of assignment, delegation and substitution by you, with respect to all shares of Duckwall Alco Stores Inc. Common Stock (CUSIP
Number: 264142100) (the "Common Stock") that the undersigned owns, directly or indirectly, on the date of this letter or may acquire from time to time after the date of this letter (whether such shares acquired after the date hereof are acquired by you on the undersigned's behalf using the powers granted to you by this letter or the undersigned otherwise acquires such shares). All such shares of Common Stock currently or in the future owned by the undersigned are referred to in this letter as the "Shares.") Without limiting the foregoing appointment, the undersigned hereby specifically agrees as follows:

     1. CUSTODIANSHIP. The undersigned authorizes and directs you to hold the certificates representing the Shares on the undersigned's behalf in such manner as you deem appropriate (including without limiting the foregoing, holding physical certificates in the name of the undersigned, holding such certificates in your own name, holding such certificates in the name of such nominee or street name as you deem appropriate, having such certificates held by others for safekeeping or by an intermediary or intermediaries (including banks, brokers, depositories or others) as part of an indirect holding system, and changing arrangements for holding such certificates as you deem appropriate).

     2. PROXY. The undersigned authorizes and directs you to act as the undersigned's proxy with respect to the Shares and to vote all Shares in such amount and in such manner as you in your sole and absolute discretion deem appropriate on all matters submitted to holders of Common Stock. The undersigned authorizes and directs you to exercise all other rights appurtenant to voting the Shares, calling meetings and making proposals with regard to the Shares in such manner as you in your sole and absolute discretion deem appropriate.

     3. POWER OF ATTORNEY. The undersigned authorizes and directs you to act as the undersigned's sole and exclusive attorney-in-fact, with full power and authority to acquire Shares on behalf of the undersigned, to the extent the undersigned provides funds to you for such purpose, at such price and on such terms and at such times as you in your sole and absolute discretion deem appropriate. The undersigned authorizes and directs you to act as the undersigned's sole and exclusive attorney-in-fact, with full power and authority to dispose of Shares on behalf of the undersigned, crediting net proceeds derived therefrom to an account designated by the undersigned in such manner as you may deem appropriate, at such price and on such terms and at such times as you in your sole and absolute discretion deem appropriate.

     4. POWER TO SIGN DOCUMENTS AND TAKE OTHER ACTIONS. The appointment as custodian, proxy and attorney-in-fact contained herein shall include the power and authority for you to sign any and all documents and take any and all other actions in the name or otherwise on behalf of the undersigned as you in your sole and exclusive discretion deem necessary and appropriate in order to carry out the purposes of this letter and the authority conveyed to you hereby.

     5. SOLE VOTING AND DISPOSITIVE POWER. It is understood and agreed that your power to vote and dispose of the Shares is sole and exclusive and that the undersigned shall maintain no power to vote or dispose of the Shares while this appointment is in effect.

     6. IRREVOCABILITY AND CONSIDERATION. The undersigned acknowledges and agrees that this appointment is given in exchange for good and valuable consideration sufficient to the undersigned for all legal purposes. Consequently, the undersigned agrees that this appointment is irrevocable and may only be terminated or modified by the written agreement of both the undersigned and you.

     7. MISCELLANEOUS

     (A) ENTIRE AGREEMENT. This letter contains the entire understanding between the parties with respect to the subject matter of this letter and supersedes any prior understandings, agreements or representations, written or oral, relating to the subject matter hereof.

     (B) SEVERABILITY. Whenever possible, each provision of this appointment shall be interpreted in such a manner as to be effective and valid under applicable law but if any provision of this appointment is held to be invalid, illegal or unenforceable under any applicable law or rule, the validity, legality and enforceability of the other provisions of this appointment will not be affected or impaired thereby.

     (C) SUCCESSORS AND ASSIGNS. This appointment shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives and successors and assigns.

     (D) MODIFICATION, AMENDMENT, WAIVER OR TERMINATION. No provision of this appointment may be modified, amended, waived or terminated except by an instrument in writing signed by both you and the undersigned. No course of dealing between you and the undersigned will modify, amend, waive or terminate any provision of this appointment or any rights or obligations of any party under or by reason of this appointment.

     (E) NOTICES. All notices, consents, requests, instructions, designations, approvals or other communications relating to the subject matter of this letter shall be in writing and delivered by personal delivery, overnight courier, mail, electronic facsimile or e-mail addressed to the receiving party at the address set forth herein. All such communications shall be effective when received. Any party may change the address set forth herein by notice to each other party given as provided herein.

     (F) GOVERNING LAW. All matters relating to the interpretation, construction, validity and enforcement of this appointment shall be governed by the internal laws of the state of Minnesota, without giving effect to any choice of law provisions thereof.

     (G) EXPENSES. The undesigned shall reimburse you for any and all expenses incurred by you in connection with your role as custodian, proxy and attorney-in-fact hereunder. You may deduct such expenses from any funds provided to you by the undersigned or from the proceeds of any disposition of Shares carried out by you on behalf of the undersigned.

Dated:  July 27, 1998                     /s/ Kenneth A. Macke
                                       -----------------------------------
                                       Kenneth A. Macke

                                       ADDRESS

                                       5506 Wayzata Blvd.
                                       Orono, MN  55391

Acknowledged and agreed effective
as of July 27, 1998:


  /s/ Jeffrey Macke
----------------------------------
Jeffrey Macke

                                                                       EXHIBIT E



Mr. Jeffrey Macke
2401 Vallejo Street
San Francisco, California  94123

     RE: CUSTODIANSHIP, IRREVOCABLE PROXY AND POWER OF ATTORNEY

Dear Mr. Macke:

     The undersigned hereby appoints you, effective as of the date of this letter, as the undersigned's sole and exclusive custodian, proxy and attorney-in-fact, with full power of assignment, delegation and substitution by you, with respect to all shares of Duckwall Alco Stores Inc. Common Stock (CUSIP
Number: 264142100) (the "Common Stock") that the undersigned owns, directly or indirectly, on the date of this letter or may acquire from time to time after the date of this letter (whether such shares acquired after the date hereof are acquired by you on the undersigned's behalf using the powers granted to you by this letter or the undersigned otherwise acquires such shares). All such shares of Common Stock currently or in the future owned by the undersigned are referred to in this letter as the "Shares.") Without limiting the foregoing appointment, the undersigned hereby specifically agrees as follows:

     1. CUSTODIANSHIP. The undersigned authorizes and directs you to hold the certificates representing the Shares on the undersigned's behalf in such manner as you deem appropriate (including without limiting the foregoing, holding physical certificates in the name of the undersigned, holding such certificates in your own name, holding such certificates in the name of such nominee or street name as you deem appropriate, having such certificates held by others for safekeeping or by an intermediary or intermediaries (including banks, brokers, depositories or others) as part of an indirect holding system, and changing arrangements for holding such certificates as you deem appropriate).

     2. PROXY. The undersigned authorizes and directs you to act as the undersigned's proxy with respect to the Shares and to vote all Shares in such amount and in such manner as you in your sole and absolute discretion deem appropriate on all matters submitted to holders of Common Stock. The undersigned authorizes and directs you to exercise all other rights appurtenant to voting the Shares, calling meetings and making proposals with regard to the Shares in such manner as you in your sole and absolute discretion deem appropriate.

     3. POWER OF ATTORNEY. The undersigned authorizes and directs you to act as the undersigned's sole and exclusive attorney-in-fact, with full power and authority to acquire Shares on behalf of the undersigned, to the extent the undersigned provides funds to you for such purpose, at such price and on such terms and at such times as you in your sole and absolute discretion deem appropriate. The undersigned authorizes and directs you to act as the undersigned's sole and exclusive attorney-in-fact, with full power and authority to dispose of Shares on behalf of the undersigned, crediting net proceeds derived therefrom to an account designated by the undersigned in such manner as you may deem appropriate, at such price and on such terms and at such times as you in your sole and absolute discretion deem appropriate.

     4. POWER TO SIGN DOCUMENTS AND TAKE OTHER ACTIONS. The appointment as custodian, proxy and attorney-in-fact contained herein shall include the power and authority for you to sign any and all documents and take any and all other actions in the name or otherwise on behalf of the undersigned as you in your sole and exclusive discretion deem necessary and appropriate in order to carry out the purposes of this letter and the authority conveyed to you hereby.

     5. SOLE VOTING AND DISPOSITIVE POWER. It is understood and agreed that your power to vote and dispose of the Shares is sole and exclusive and that the undersigned shall maintain no power to vote or dispose of the Shares while this appointment is in effect.

     6. IRREVOCABILITY AND CONSIDERATION. The undersigned acknowledges and agrees that this appointment is given in exchange for good and valuable consideration sufficient to the undersigned for all legal purposes. Consequently, the undersigned agrees that this appointment is irrevocable and may only be terminated or modified by the written agreement of both the undersigned and you.

     7. MISCELLANEOUS

     (A) ENTIRE AGREEMENT. This letter contains the entire understanding between the parties with respect to the subject matter of this letter and supersedes any prior understandings, agreements or representations, written or oral, relating to the subject matter hereof.

     (B) SEVERABILITY. Whenever possible, each provision of this appointment shall be interpreted in such a manner as to be effective and valid under applicable law but if any provision of this appointment is held to be invalid, illegal or unenforceable under any applicable law or rule, the validity, legality and enforceability of the other provisions of this appointment will not be affected or impaired thereby.

     (C) SUCCESSORS AND ASSIGNS. This appointment shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives and successors and assigns.

     (D) MODIFICATION, AMENDMENT, WAIVER OR TERMINATION. No provision of this appointment may be modified, amended, waived or terminated except by an instrument in writing signed by both you and the undersigned. No course of dealing between you and the undersigned will modify, amend, waive or terminate any provision of this appointment or any rights or obligations of any party under or by reason of this appointment.

     (E) NOTICES. All notices, consents, requests, instructions, designations, approvals or other communications relating to the subject matter of this letter shall be in writing and delivered by personal delivery, overnight courier, mail, electronic facsimile or e-mail addressed to the receiving party at the address set forth herein. All such communications shall be effective when received. Any party may change the address set forth herein by notice to each other party given as provided herein.

     (F) GOVERNING LAW. All matters relating to the interpretation, construction, validity and enforcement of this appointment shall be governed by the internal laws of the state of Minnesota, without giving effect to any choice of law provisions thereof.

     (G) EXPENSES. The undesigned shall reimburse you for any and all expenses incurred by you in connection with your role as custodian, proxy and attorney-in-fact hereunder. You may deduct such expenses from any funds provided to you by the undersigned or from the proceeds of any disposition of Shares carried out by you on behalf of the undersigned.

Dated:  July 27, 1998                  MACKE LIMITED PARTNERSHIP

                                       By      /s/ Kenneth A. Macke
                                          --------------------------------
                                          Kenneth A. Macke
                                          General Partner

                                       ADDRESS

                                       5506 Wayzata Blvd.
                                       Orono, MN  55391

Acknowledged and agreed effective
as of July 27, 1998:


  /s/ Jeffrey Macke
----------------------------------
Jeffrey Macke

                                                                       EXHIBIT F




Mr. Jeffrey Macke
2401 Vallejo Street
San Francisco, California  94123

     RE: CUSTODIANSHIP, IRREVOCABLE PROXY AND POWER OF ATTORNEY

Dear Mr. Macke:

     The undersigned hereby appoints you, effective as of the date of this letter, as the undersigned's sole and exclusive custodian, proxy and attorney-in-fact, with full power of assignment, delegation and substitution by you, with respect to all shares of Duckwall Alco Stores Inc. Common Stock (CUSIP
Number: 264142100) (the "Common Stock") that the undersigned owns, directly or indirectly, on the date of this letter or may acquire from time to time after the date of this letter (whether such shares acquired after the date hereof are acquired by you on the undersigned's behalf using the powers granted to you by this letter or the undersigned otherwise acquires such shares). All such shares of Common Stock currently or in the future owned by the undersigned are referred to in this letter as the "Shares.") Without limiting the foregoing appointment, the undersigned hereby specifically agrees as follows:

     1. CUSTODIANSHIP. The undersigned authorizes and directs you to hold the certificates representing the Shares on the undersigned's behalf in such manner as you deem appropriate (including without limiting the foregoing, holding physical certificates in the name of the undersigned, holding such certificates in your own name, holding such certificates in the name of such nominee or street name as you deem appropriate, having such certificates held by others for safekeeping or by an intermediary or intermediaries (including banks, brokers, depositories or others) as part of an indirect holding system, and changing arrangements for holding such certificates as you deem appropriate).

     2. PROXY. The undersigned authorizes and directs you to act as the undersigned's proxy with respect to the Shares and to vote all Shares in such amount and in such manner as you in your sole and absolute discretion deem appropriate on all matters submitted to holders of Common Stock. The undersigned authorizes and directs you to exercise all other rights appurtenant to voting the Shares, calling meetings and making proposals with regard to the Shares in such manner as you in your sole and absolute discretion deem appropriate.

     3. POWER OF ATTORNEY. The undersigned authorizes and directs you to act as the undersigned's sole and exclusive attorney-in-fact, with full power and authority to acquire Shares on behalf of the undersigned, to the extent the undersigned provides funds to you for such purpose, at such price and on such terms and at such times as you in your sole and absolute discretion deem appropriate. The undersigned authorizes and directs you to act as the undersigned's sole and exclusive attorney-in-fact, with full power and authority to dispose of Shares on behalf of the undersigned, crediting net proceeds derived therefrom to an account designated by the undersigned in such manner as you may deem appropriate, at such price and on such terms and at such times as you in your sole and absolute discretion deem appropriate.

     4. POWER TO SIGN DOCUMENTS AND TAKE OTHER ACTIONS. The appointment as custodian, proxy and attorney-in-fact contained herein shall include the power and authority for you to sign any and all documents and take any and all other actions in the name or otherwise on behalf of the undersigned as you in your sole and exclusive discretion deem necessary and appropriate in order to carry out the purposes of this letter and the authority conveyed to you hereby.

     5. SOLE VOTING AND DISPOSITIVE POWER. It is understood and agreed that your power to vote and dispose of the Shares is sole and exclusive and that the undersigned shall maintain no power to vote or dispose of the Shares while this appointment is in effect.

     6. IRREVOCABILITY AND CONSIDERATION. The undersigned acknowledges and agrees that this appointment is given in exchange for good and valuable consideration sufficient to the undersigned for all legal purposes. Consequently, the undersigned agrees that this appointment is irrevocable and may only be terminated or modified by the written agreement of both the undersigned and you.

     7. MISCELLANEOUS

     (A) ENTIRE AGREEMENT. This letter contains the entire understanding between the parties with respect to the subject matter of this letter and supersedes any prior understandings, agreements or representations, written or oral, relating to the subject matter hereof.

                  (B) SEVERABILITY. Whenever possible, each provision of this appointment shall be interpreted in such a manner as to be effective and valid under applicable law but if any provision of this appointment is held to be invalid, illegal or unenforceable under any applicable law or rule, the validity, legality and enforceability of the other provisions of this appointment will not be affected or impaired thereby.

     (C) SUCCESSORS AND ASSIGNS. This appointment shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives and successors and assigns.

     (D) MODIFICATION, AMENDMENT, WAIVER OR TERMINATION. No provision of this appointment may be modified, amended, waived or terminated except by an instrument in writing signed by both you and the undersigned. No course of dealing between you and the undersigned will modify, amend, waive or terminate any provision of this appointment or any rights or obligations of any party under or by reason of this appointment.

     (E) NOTICES. All notices, consents, requests, instructions, designations, approvals or other communications relating to the subject matter of this letter shall be in writing and delivered by personal delivery, overnight courier, mail, electronic facsimile or e-mail addressed to the receiving party at the address set forth herein. All such communications shall be effective when received. Any party may change the address set forth herein by notice to each other party given as provided herein.

     (F) GOVERNING LAW. All matters relating to the interpretation, construction, validity and enforcement of this appointment shall be governed by the internal laws of the state of Minnesota, without giving effect to any choice of law provisions thereof.

     (G) EXPENSES. The undesigned shall reimburse you for any and all expenses incurred by you in connection with your role as custodian, proxy and attorney-in-fact hereunder. You may deduct such expenses from any funds provided to you by the undersigned or from the proceeds of any disposition of Shares carried out by you on behalf of the undersigned.

Dated:  July 27, 1998                  KENNETH A. MACKE TRUST
                                       DATED 12/16/86

                                       By  /s/ Kathleen O. Macke
                                           -------------------------------
                                       Its Trustee
                                           -------------------------------


                                       ADDRESS

                                       1655 Fox Street
                                       Orono, MN  55391

Acknowledged and agreed effective
as of July 27, 1998:


  /s/Jeffrey Mack
----------------------------------
Jeffrey Macke

                                                                       EXHIBIT G




Mr. Jeffrey Macke
2401 Vallejo Street
San Francisco, California  94123

     RE: CUSTODIANSHIP, IRREVOCABLE PROXY AND POWER OF ATTORNEY

Dear Mr. Macke:

     The undersigned hereby appoints you, effective as of the date of this letter, as the undersigned's sole and exclusive custodian, proxy and attorney-in-fact, with full power of assignment, delegation and substitution by you, with respect to all shares of Duckwall Alco Stores Inc. Common Stock (CUSIP
Number: 264142100) (the "Common Stock") that the undersigned owns, directly or indirectly, on the date of this letter or may acquire from time to time after the date of this letter (whether such shares acquired after the date hereof are acquired by you on the undersigned's behalf using the powers granted to you by this letter or the undersigned otherwise acquires such shares). All such shares of Common Stock currently or in the future owned by the undersigned are referred to in this letter as the "Shares.") Without limiting the foregoing appointment, the undersigned hereby specifically agrees as follows:

     1. CUSTODIANSHIP. The undersigned authorizes and directs you to hold the certificates representing the Shares on the undersigned's behalf in such manner as you deem appropriate (including without limiting the foregoing, holding physical certificates in the name of the undersigned, holding such certificates in your own name, holding such certificates in the name of such nominee or street name as you deem appropriate, having such certificates held by others for safekeeping or by an intermediary or intermediaries (including banks, brokers, depositories or others) as part of an indirect holding system, and changing arrangements for holding such certificates as you deem appropriate).

     2. PROXY. The undersigned authorizes and directs you to act as the undersigned's proxy with respect to the Shares and to vote all Shares in such amount and in such manner as you in your sole and absolute discretion deem appropriate on all matters submitted to holders of Common Stock. The undersigned authorizes and directs you to exercise all other rights appurtenant to voting the Shares, calling meetings and making proposals with regard to the Shares in such manner as you in your sole and absolute discretion deem appropriate.

     3. POWER OF ATTORNEY. The undersigned authorizes and directs you to act as the undersigned's sole and exclusive attorney-in-fact, with full power and authority to acquire Shares on behalf of the undersigned, to the extent the undersigned provides funds to you for such purpose, at such price and on such terms and at such times as you in your sole and absolute discretion deem appropriate. The undersigned authorizes and directs you to act as the undersigned's sole and exclusive attorney-in-fact, with full power and authority to dispose of Shares on behalf of the undersigned, crediting net proceeds derived therefrom to an account designated by the undersigned in such manner as you may deem appropriate, at such price and on such terms and at such times as you in your sole and absolute discretion deem appropriate.

     4. POWER TO SIGN DOCUMENTS AND TAKE OTHER ACTIONS. The appointment as custodian, proxy and attorney-in-fact contained herein shall include the power and authority for you to sign any and all documents and take any and all other actions in the name or otherwise on behalf of the undersigned as you in your sole and exclusive discretion deem necessary and appropriate in order to carry out the purposes of this letter and the authority conveyed to you hereby.

     5. SOLE VOTING AND DISPOSITIVE POWER. It is understood and agreed that your power to vote and dispose of the Shares is sole and exclusive and that the undersigned shall maintain no power to vote or dispose of the Shares while this appointment is in effect.

     6. IRREVOCABILITY AND CONSIDERATION. The undersigned acknowledges and agrees that this appointment is given in exchange for good and valuable consideration sufficient to the undersigned for all legal purposes. Consequently, the undersigned agrees that this appointment is irrevocable and may only be terminated or modified by the written agreement of both the undersigned and you.

     7. MISCELLANEOUS

     (A) ENTIRE AGREEMENT. This letter contains the entire understanding between the parties with respect to the subject matter of this letter and supersedes any prior understandings, agreements or representations, written or oral, relating to the subject matter hereof.

     (B) SEVERABILITY. Whenever possible, each provision of this appointment shall be interpreted in such a manner as to be effective and valid under applicable law but if any provision of this appointment is held to be invalid, illegal or unenforceable under any applicable law or rule, the validity, legality and enforceability of the other provisions of this appointment will not be affected or impaired thereby.

     (C) SUCCESSORS AND ASSIGNS. This appointment shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives and successors and assigns.

     (D) MODIFICATION, AMENDMENT, WAIVER OR TERMINATION. No provision of this appointment may be modified, amended, waived or terminated except by an instrument in writing signed by both you and the undersigned. No course of dealing between you and the undersigned will modify, amend, waive or terminate any provision of this appointment or any rights or obligations of any party under or by reason of this appointment.

     (E) NOTICES. All notices, consents, requests, instructions, designations, approvals or other communications relating to the subject matter of this letter shall be in writing and delivered by personal delivery, overnight courier, mail, electronic facsimile or e-mail addressed to the receiving party at the address set forth herein. All such communications shall be effective when received. Any party may change the address set forth herein by notice to each other party given as provided herein.

     (F) GOVERNING LAW. All matters relating to the interpretation, construction, validity and enforcement of this appointment shall be governed by the internal laws of the state of Minnesota, without giving effect to any choice of law provisions thereof.

     (G) EXPENSES. The undesigned shall reimburse you for any and all expenses incurred by you in connection with your role as custodian, proxy and attorney-in-fact hereunder. You may deduct such expenses from any funds provided to you by the undersigned or from the proceeds of any disposition of Shares carried out by you on behalf of the undersigned.

Dated:  July 27, 1998                        /s/ Kathleen O. Macke
                                       -----------------------------------
                                       Kathleen O.  Macke

                                       ADDRESS

                                       1655 Fox Street
                                       Orono, MN  55391

Acknowledged and agreed effective
as of July 27, 1998:


  /s/ Jeffrey Macke
----------------------------------
Jeffrey Macke

                                                                       EXHIBIT H

SHAREHOLDER                                            SHARES
                                                      --------
Macke Limited Partnership                               3,500

JKM Investments, LLC                                   62,200

Kenneth A. Macke and Kathy Macke                      356,100

Melissa Macke                                           2,500

Jeffrey Macke                                          20,000

Kenneth A. Macke Trust                                  1,000

Michael Macke                                           1,000
                                                      -------
                                                      446,300